February 24, 2017
Cecilia Blye, Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	Visa Inc. Form 10-K for the Fiscal Year Ended September 30, 2016 Filed November 15, 2016 File No. 1-33977
Dear Ms. Blye:
In connection with Visa Inc.’s (“Visa”) Form 10-K filed with the Securities and Exchange Commission (the “Commission” or the “Staff”) on November 15, 2016 (the “Form 10-K”), we are writing in response to the Staff’s comments as transmitted to Visa by letter dated February 9, 2017.
For convenience, we have reprinted the Staff’s comments below in bold, with the corresponding response set forth immediately below the applicable comment.
Government Regulation, page 13
Anti-corruption, anti-money laundering, anti-terrorism and sanctions, page 14

1.
In your letter to us dated March 14, 2014, you described contacts with Syria and Sudan. The November 2016 Visa Merchant Data Standards Manual posted on your website includes Iran, Syria and Sudan in its list of Country Codes. The October 15, 2016 Visa Core Rules posted on your website provides a list of countries which comprise Visa Regions, and the Central and Eastern Europe, Middle East and Africa region list includes Iran, Syria and Sudan. As you are aware, Syria and Sudan are designated by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Syria and Sudan since your 2014 letter, whether through subsidiaries, member financial institutions, clients, affiliates or other direct or indirect arrangements. For instance, we note that Bank of Syria and Overseas’ website discusses the terms of its International Visa Debit Card. Also, news articles report that Lebanese banks Blom Bank and Byblos Bank accept Visa cards. Blom Bank operates branches in Syria, and Byblos Bank operates in Syria and Sudan. You should describe any products or services you have provided to Syria and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities they control.

Visa’s position with respect to Syria and Sudan remains consistent with past disclosures, including those in our March 2014 letter to the Commission. Visa does not permit financial institutions1 that are domiciled in Syria or Sudan to be Visa members. The same applies with respect to any financial institutions that are or become Specially Designated Nationals (“SDNs”) under prevailing sanctions imposed by the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”). In addition, Visa does not permit any Visa members, wherever located, to issue Visa-branded cards, directly or indirectly, in Syria or Sudan or otherwise to use Visa’s payments system unless such use is exempt or authorized under applicable OFAC sanctions. This reflects Visa’s compliance position based on its legal obligations as an entity subject to U.S. sanctions, anti-money laundering and antiterrorism measures. This position is not expected to change absent changes in OFAC sanctions. Visa maintains policies and procedures intended to assure that use of Visa’s payments system remains consistent with OFAC sanctions and past OFAC guidance to Visa.

Visa continues to: (1) review and enhance its compliance systems, policies, procedures and controls; and (2) engage proactively with OFAC to minimize the risks that its products, services and systems may be used to further terrorism or other illicit activities. Visa proactively monitors for potentially unauthorized activity and addresses any issues as they arise. For example, in our March 2014 letter to the Commission, Visa referenced a voluntary disclosure to OFAC, which remains pending. Such issues do not alter any of the representations made herein nor do they affect the materiality analysis: that Visa does not regard such matters as material to a reasonable investor in making an investment decision and that such matters will not, and do not, materially affect Visa’s reputation or share value.

The following additional information is provided in response to the Commission’s specific requests.

Contacts with Syria

Since Executive Order 13582 expanding sanctions against Syria went into effect in August 2011, Visa has had no active Syrian members and does not permit financial institutions that are domiciled in Syria, that are owned or controlled by the Government of Syria, or that are otherwise Syrian SDNs, to become Visa members. Visa does not have any operations, subsidiaries or affiliates in Syria, and has no agreements, commercial arrangements or other direct contacts with Syria, the Government of Syria, or any entities controlled by the Government of Syria. In addition, Visa does not permit the distribution of Visa-branded cards, distribution of any of its other products, or distribution of any Visa services into Syria by any Visa member, except as exempt or authorized under applicable OFAC sanctions. Visa does not anticipate this position to change while OFAC sanctions remain in place.

Contacts with Sudan

As to past and current contacts with Sudan, Visa’s position remains unchanged since our March 2014 letter to the Commission. Visa has had no active Sudanese members and does not permit financial institutions that are domiciled in Sudan, that are owned or controlled by the Government of Sudan, or that are otherwise Sudanese SDNs, to become Visa members. Visa does not have any operations, subsidiaries or affiliates in Sudan, and has no agreements, commercial arrangements or other direct contacts with Sudan, the Government of Sudan, or any entities controlled by the Government of Sudan.
1 Visa has a limited number of non-financial institution members. The same principles apply to such non-financial institution members and references to "financial institutions" herein include all types of members.

In addition, Visa does not permit the distribution of Visa-branded cards, distribution of any of its other products, or distribution of any Visa services into Sudan by any Visa member, except as exempt or authorized under applicable OFAC sanctions. As identified below, during the past three fiscal years Visa derived limited, indirect revenues from non-U.S. Visa members related to their activities in Sudan that were exempt under the OFAC sanctions.

As to anticipated contacts with Sudan, Visa notes that OFAC has recently issued a license to generally authorize most transactions with Sudan, including with the Government of Sudan and Sudanese SDNs, for a six month period in anticipation of a total lifting of the embargo on July 12, 2017.  Although now authorized, Visa has no plans to engage in or with Sudan at this time.

Visa Merchant Data Standards Manual and Core Rules

The Visa Merchant Data Standards Manual sets forth standards for entering and formatting merchant data submitted into the VisaNet authorization and clearing processing systems. The table of country codes noted in the Commission’s letter is simply a set of technical specifications intended to provide the parties to a transaction with information about the merchant’s location. In addition to supporting Visa’s own processing programs, the country codes support Visa’s U.S. issuers’ compliance programs by giving them information about the merchant that issuers can use to block transactions in sanctioned countries. The table of country codes is not a list of jurisdictions in or with which Visa is currently doing business.

The Visa Core Rules contain fundamental rules that apply to all Visa payments system participants and specify the minimum requirements applicable to all members to uphold the safety, security, soundness, integrity, and interoperability of the Visa payments system. Visa has divided the globe into distinct regional geographies. The list of countries in the Visa Core Rules merely defines these regions, enabling each Visa member to identify which requirements apply to that member’s business in a given region. It is not a list of jurisdictions in or with which Visa is currently doing business.

Relationship with Byblos Bank, BLOM Bank, and Bank of Syria and Overseas

(1)
Byblos Bank S.A.L. (“Byblos”) is a Visa principal member based in Lebanon. Byblos Bank Syria S.A., a subsidiary of Byblos, was a Visa associate member in Syria until deactivated in August 2011 when Executive Order 13582 was issued. On February 13, 2017, Byblos confirmed to Visa that neither Byblos nor any affiliate is providing Visa products or services in Sudan or Syria.

(2)	BLOM Bank S.A.L. (“BLOM”) is a Visa principal member based in Lebanon. On February 13, 2017, BLOM confirmed to Visa that it is not providing Visa products or services in Syria.

(3)
Bank of Syria and Overseas (“BSO”), based in Syria, is no longer a Visa licensed member, having been deactivated in 2011 upon the issuance of Executive Order 13582. BSO was previously a Visa associate member, sponsored by BLOM, a Visa principal member. As noted above, BLOM has confirmed to Visa that it is not providing Visa products or services in Syria directly or through its affiliates, including BSO. Moreover, BLOM informed Visa that the references on BSO’s website to an “International Visa Debit Card” are incorrect and would be removed. Visa formally requested such removal by letter to BSO on February 14, 2017. As of February 16, 2017, the references to Visa on the BSO website had been removed.

2.
Please discuss the materiality of any contacts with Syria and Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

As noted above, Visa does not permit any Visa members, wherever located, to issue Visa-branded cards, directly or indirectly, in Syria or Sudan or otherwise to use the Visa payments system unless such use is exempt or authorized under applicable OFAC sanctions.

During the last three fiscal years and for the quarter ended December 31, 2016, Visa recognized no revenue in connection with Syria. During the last three fiscal years, Visa recognized cumulative revenues of approximately $1,503 in connection with Sudan. For the quarter ended December 31, 2016, Visa recognized no revenue in connection with Sudan. As Visa does not have any operations in Sudan or Syria, there are no other associated assets or liabilities associated with such revenue.
The above-described revenues of $1,503—derived from non-U.S. Visa members’ exempt activities in Sudan—compared to Visa’s reported total global revenue for each of the last three years ($15.1 billion, $13.9 billion, and $12.7 billion for FY2016, FY2015 and FY 2014, respectively, and $4.5 billion for the quarter ended December 31, 2016), are de minimis. Given the de minimis nature of these activities, we do not believe there are material investment risks to an investor from a quantitative standpoint.

From a qualitative standpoint, Visa maintains extensive policies, procedures, programs and controls in its commitment to comply with all applicable laws and regulations, including those relating to Syria and Sudan. As noted above, Visa does not: (1) have any active members in Syria or Sudan or that are otherwise SDNs; (2) permit the distribution of Visa-branded cards, products or services in such countries; or (3) have any business operations, subsidiaries, affiliates, assets or liabilities in those countries. Further, Visa believes that its limited, indirect revenues derived from Sudan-related exempt activities of its non-U.S. members during the last three fiscal years as described above are de minimis. As such, Visa does not believe, nor is it aware of any indications, that these activities are likely to negatively impact the quantitative materiality analysis provided above, Visa’s reputation and share value or to be viewed by investors as qualitatively material in making an investment decision.

Similarly, because Visa itself does not do business with Sudan or Syria, Visa generally does not qualify for divestment under the various divestment initiatives adopted by state and municipal governments, universities, and other investors regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. We are not aware of any state or municipal governments, universities, or other investors having divested any shares in Visa due to any such divestment initiatives.

In sum, Visa believes that the limited, indirect revenues derived from Sudan-related exempt activities of its non-U.S. members during the last three fiscal years are de minimis, both individually and in the aggregate, compared to its global revenues and do not constitute a material investment risk for security holders. In reaching this determination, Visa considered both quantitative and qualitative factors, such as the impact of such indirect contacts upon Visa’s reputation and share value.

If you have any questions concerning the foregoing, please contact Jim Hoffmeister, Visa’s Corporate Controller and Chief Accounting Officer, at (650) 432-8165.
Sincerely,
/s/ Vasant M. Prabhu

Vasant M. Prabhu
Chief Financial Officer

cc:	Jim Hoffmeister, Visa Inc.
Barbara Jacobs, Assistant Director, U.S. Securities and Exchange Commission